UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934


ADVANTAGE LIFE PRODUCTS
(Name of Issuer)


COMMON STOCK
(Title of Class of Securities)


00755M504
(CUSIP Number)


Tom E. Zegan
9903 Santa Monica Blvd. - Suite 748
Beverly Hills, Ca. 90212
1.888.843.4284


If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing schedule because of Rule 13d-1 (b) (3) or (4) check the following box [ ]

Check the following box if a fee is being paid with this statement. [x] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes)





________________________________________________________________________________

SCHEDULE 13D
________________________________________________________________________________

CUSIP Number - 00755M504	                               					 	Page 2 of 4 Pages
________________________________________________________________________________

 1) Name of reporting person - Tom E. Zegan
________________________________________________________________________________

	2) Check the appropriate box if a member of a group - N/A
________________________________________________________________________________

	3) SEC use only
________________________________________________________________________________

	4) Source of funds - Private Funds
________________________________________________________________________________

	5) Check box if disclosure of legal proceedings is required pursuant to items
    2(d) or 2 (e) - N/A
________________________________________________________________________________

	6) Citizenship or place of organization - United States of America
________________________________________________________________________________


Number of    		7) Sole voting power - 300,000
               _________________________________________________________________
Shares
              	8) Shared voting power - None
Beneficially 		_________________________________________________________________

Owned         	9) Sole dispositive power - 300,000
               _________________________________________________________________
By Each
               10) Shared dispositive power - None
Reporting     	_________________________________________________________________

Person With   	11) Aggregated amount beneficially - 300,000

________________________________________________________________________________

 12) Check if the aggregate amount in row 11 excludes certain shares - N/A
________________________________________________________________________________

 13) Percent of class represented by amount in box 11 - 61.7%
________________________________________________________________________________

	14) Type of reporting person - Individual
________________________________________________________________________________








Item 1.	Security and Issuer       Common Stock

        Name of Company          	Advantage Life Products, Inc.

       	Address of Record        	1509 S. Florida Avenue
                                  Lakeland, Fl. 33803


Item 2.	Identity and Background.

        (a) Tom E. Zegan

        (b)	9903 Santa Monica Blvd. - Suite 748
          		Beverly Hills, Ca. 90212

        (c)	Private Investor

        (d)	Mr. Zegan has not during the last five years been convicted in a criminal proceeding.

        (e)	Mr. Zegan has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree, or final order enjoining future violations of, or
            prohibiting or mandating activities subject to, federal state securities laws or finding any violation with respect to such laws.

        (f)	The person listed in this Item 2 or Schedule I hereto is a citizen of the United States of America.

Item 3.	Source and amount of funds or other consideration.

        Personal funds -- $32,310.00

Item 4.	Purpose of transaction.

        (a) All shares of common stock have been acquired for the purpose of obtaining majority stake in the issuers outstanding shares of record and to sue issuer for a proxy.

        (b)	It is the desire of the reporting individual to uncover and
            determine any and all assets of the issuer; to liquidate said assets for the benefit of it's registered shareholders. After which, to reorganize and merge a private company back into it's place.

        (c)	Any and all assets of issuer are to be uncovered and liquidation will be determined at that time.

        (d)	The current Board of Directors of issuer will be replaced with a new
            Board of Directors made up of current shareholders of issuer's common stock.  Management will be left intact.

        (e)	It is not known if there will be any material change in the present capitalization or dividend policy of the issuer at this time.

        (f)	Any other material change in the issuer's business or corporate structure, along with plans or proposals to make any changes in it's investment policy for which a vote is required by section 13 of the Investment Company Act of 1940 will be determined at a later date.

        (g)	Any changes in the issuer's charter, bylaws or instruments
            corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person are being looked into at this time and will be made public if determined.


Item 5.	Interest in securities of the issuer.

        (a)	The 300,000 shares of company common stock beneficially owned by the reporting person constitute 61.7% of the outstanding shares of company common stock (based upon an aggregate of 486,000 outstanding shares of company common stock as of November 12, 1997)

        (b) The 300,000 shares of common stock are solely owned by the reporting person. He alone has sole power to vote or dispose thereof.

       	(c)	N/A

       	(d)	N/A

Item 6.	Contracts, arrangements, understandings or relationships with respect to securities of issuer.

        Neither the reporting person, nor (to the best knowledge of the reporting person) any of the executive officers and directors, has any contract, agreement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the company, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or the withholding of proxies.

Item 7.	Material to be filed as Exhibits.   None




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


July 24, 1998


Tom E. Zegan


By: Tom E. Zegan